





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navy Federal Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 Follin Lane SE
(No. and Street)

Vienna	VA	22180
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Xiaoning Gunn — 703-206-2003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Boulevard	Mclean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia P. Wood _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Navy Federal Brokerage Services, LLC _____, as
of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



LORI A CARTER
NOTARY PUBLIC
REG. #276539
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES MARCH 31, 2022

_____
Signature

Chief Operating Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Navy Federal Brokerage Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
(Sec I.D. No. 8-67161)

Financial Statements and Supplemental Information
December 31, 2019

Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

Navy Federal Brokerage Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
Index
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Member of Navy Federal Brokerage Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Navy Federal Brokerage Services, LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 21, 2020

We have served as the Company's auditor since 2006

PricewaterhouseCoopers LLP, 1800 Tysons Blvd, McLean, VA 22102
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us

Navy Federal Brokerage Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
Statement of Financial Condition
As of December 31, 2019

Assets:

Cash and cash equivalents	$6,628,586
Restricted cash	10,000
Accounts receivable	469,647
Prepaid expenses	317,837
Other assets	19,002
Total assets	$7,445,072

Liabilities:

Accrued expenses	$2,744,317
Accounts payable	93,753
Other liabilities	8,476
Total liabilities	$2,846,546

Commitments and contingencies (See Note 4)

Member's Interest:

Member's interest	$17,250,000
Retained deficit	(12,651,474)
Total member's interest	$4,598,526
Total liabilities and member's interest	$7,445,072

The accompanying notes are an integral part of these financial statements.

Navy Federal Brokerage Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
Notes to the Financial Statements
For the Year Ended December 31, 2019

Note 1: Organization and Nature of Business

Navy Federal Brokerage Services, LLC ("NFBS" or "the Company") is a registered introducing broker-dealer, a Securities Exchange Commission ("SEC") registered investment adviser, and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company was formed in the Commonwealth of Virginia on September 6, 2005 as a limited liability company.

The Company is a wholly owned subsidiary of Navy Federal Financial Group, LLC ("NFFG"), which is a wholly owned subsidiary of Navy Federal Credit Union ("NFCU"). NFBS provides broker-dealer and investment advisory services primarily to NFCU members. NFCU is a federally chartered credit union domiciled in the Commonwealth of Virginia. NFCU is the sole member of Navy Federal Financial Group, LLC and NFFG is the sole member of Navy Federal Brokerage Services, LLC.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirement of paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), and in format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits and money market accounts with financial institutions. The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less.

Restricted cash

Restricted cash consists of an account held at the Company's secondary clearing broker to fund unmet obligations of NFBS's customers to the clearing broker.

The following table reconciles cash, cash equivalents and restricted cash from the Statement of Cash Flows to the amounts reported in the Statement of Financial Condition:

Cash and cash equivalents	$ 6,628,586
Restricted cash	10,000
Total Cash, cash equivalents and restricted cash:	$ 6,638,586

Income Taxes

NFBS is a single member limited liability company and as such is not subject to federal and state income tax.

Financial Instruments

The carrying amounts of cash, receivables and payables approximated fair value due to the short-term maturity of the instruments.

New Accounting Pronouncements

Accounting Standards Update ("ASU") 2016-13 "*Measurement of Credit Losses on Financial Instruments*" requires enhanced financial statement disclosures and introduces a new impairment model for certain financial instruments based on historical experience, current conditions and reasonable and supportable forecasts. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company does not expect any impact to its financial statements as a result of ASU 2016-13.

Note 3: Employee Retirement Benefit Plans

NFBS participates in NFCU's retirement benefit plans including a defined benefit pension plan, 401(k) defined contribution and 457(b) savings plan.

Note 4: Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not

occurred. The Company believes the risk of loss to be remote. NFBS maintains errors and omissions insurance as well as a fidelity bond to mitigate losses.

Receivables from clearing firms and other broker-dealers
Receivables include funds due from CUSO Financial Services, L.P. ("CFS"), which represents commissions receivable from Pershing, LLC, the Company's primary clearing broker, less any fees charged for the services they provide. The Company is subject to credit risk if our clearing broker or CFS are unable to repay the receivable balance reflected in the Statement of Financial Condition. The carrying value of the receivable approximates the fair value as the balance is short term, which is generally considered to be three months or less. The receivable due from CFS totaled $443,196 as of December 31, 2019. The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

Note 5: Related Party Transactions

The Company has entered into a support service agreement with NFFG, and indirectly, NFCU, for the provision of services related to the business of the Company. Costs related to employees who provide substantial service to the Company have been identified and allocated to the Company, including compensation and employee benefits expense, general office expense, and administrative services. Other costs related to the provision of support services such as finance and accounting support, human resources support, marketing support, IT and risk management support, compliance support, legal support, and general management oversight of the Company are also identified and allocated to the Company. NFFG, and indirectly, NFCU, also provides services such as the payment of direct expenses which are reimbursed by the Company.

The Company has a payable to parent entities related to the support service agreement of $2,684,894 as of December 31, 2019, which is included in Accrued expenses and Accounts payable on the Statement of Financial Condition.

The support service agreement is month-to-month with a 30 day right to cancel by either party.

Note 6: Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company computes net capital, as defined, of not less than 6.67

percent of aggregate indebtedness, also as defined. As of December 31, 2019, the Company had net capital of $4,138,648, which was $3,948,879 in excess of its required net capital of $189,770. As of December 31, 2019, the Company's aggregate indebtedness to net capital ratio was 0.69 to 1.00.

Note 7: Rule 15c3-3 Exemption

The Company is exempt from provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker-dealer. The Company does not hold any customer funds and/or securities and promptly transmits customer funds and/or securities to the clearing broker-dealer. Operating under such exemption, the Company is not required to provide reserve requirements nor is required to adhere to control requirements for brokers or dealers under Rule 15c3-3.

Note 8: Subsequent Events

The Company has evaluated subsequent events through February 21, 2020, the date these financial statements were issued. No subsequent events were identified that would require disclosure in this report.